SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date:  May 19, 2015

SONY CORPORATION

Notice of the Ordinary General Meeting of

Shareholders to be held on June 23, 2015

To the Registered Holders of American Depositary Receipts representing Common Stock of Sony Corporation (the “Corporation”):

The undersigned Depositary has received a notice that the Corporation has called an ordinary general meeting of shareholders to be held in Tokyo, Japan on June 23, 2015 (the “Meeting”) for the following purposes:

MATTERS TO BE REPORTED:

To receive reports on the business report, non-consolidated financial statements, consolidated financial statements and audit reports on the consolidated financial statements by the Independent Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2015 (from April 1, 2014 to March 31, 2015) pursuant to the Companies Act of Japan.

PROPOSALS TO BE ACTED UPON:

1. To amend a part of the Articles of Incorporation.

2. To elect 12 Directors.

3. To issue Stock Acquisition Rights for the purpose of granting stock options.

EXPLANATION OF THE SUBJECT MATTER OF THE MEETING

MATTERS TO BE REPORTED:

To receive reports on the business report, non-consolidated financial statements, consolidated financial statements and audit reports on the consolidated financial statements by the Independent Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2015 (from April 1, 2014 to March 31, 2015).

Note: The Consolidated Financial Statements are available on the Sony Investor Relations website.

This document can be accessed at http://www.sony.net/SonyInfo/IR/investors/meeting.html

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PROPOSALS TO BE ACTED UPON:

1. To amend a part of the Articles of Incorporation.

1. Reasons for Amendments

Pursuant to the enactment of the Law for Partial Amendments to the Companies Act (Law No. 90, 2014), certain provisions of Article 2 of the Articles of Incorporation, “Company with Committees,” are deemed to have been amended in the Articles of Incorporation without the need to obtain the resolution of the general meeting of shareholders. It is proposed that these amendments be expressly reflected in the Articles of Incorporation (Article 2 of Proposed Revisions).

In addition, due to the expansion, pursuant to the same law, of the scope of parties with whom the Corporation may enter into a liability limitation agreement, it is proposed that amendments related thereto be made to Article 21 of the Articles of Incorporation, “Limitation of Liabilities of Directors and Liability Limitation Agreement with Outside Directors” (Article 21 of Proposed Revisions).

The Corporation has obtained the consent of all members of the Audit Committee to amend Article 21 (concerning the liability limitation agreement with Directors).

2. Contents of Amendments

Proposed amendments are set out below:

(Underlined portions are to be amended.)

Current Articles	Proposed Amendment
Article 2. (Company with Committees) The Corporation, being a company with committees shall have the Board of Directors, Committees and Accounting Auditors.

Article 2. (Company with Three Committees)

The Corporation, being a company with three committees, shall have the Board of Directors, Committees (Nominating Committee, Audit Committee and Compensation Committee) and Accounting Auditors.

Article 21. (Limitation of Liabilities of Directors and Liability Limitation Agreement with Outside Directors)	Article 21. (Limitation of Liabilities of Directors and Liability Limitation Agreement with Directors)

1. The Corporation may, by a resolution of the Board of Directors of the Corporation, exempt Directors from their liabilities provided for in Article 423, Paragraph 1 of the Companies Act, to the extent permitted by law.

1. [Not amended]

2. The Corporation may enter into a liability limitation agreement with outside Directors, which shall limit the maximum amount of their liabilities provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in each item of Article 425, Paragraph 1 of the Companies Act.

;

2. The Corporation may enter into a liability limitation agreement with Directors (excluding Directors who execute business of the Corporation), which shall limit the maximum amount of their liabilities provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in each item of Article 425, Paragraph 1 of the Companies Act.

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2. To elect 12 Directors.

The terms of office of all 12 Directors currently in office will expire at the conclusion of the Meeting. In accordance with the decision of the Nominating Committee, the election of the following 12 Directors is proposed.

The Corporation sets forth the following provisions in its Charter of the Board of Directors as qualifications for Directors, and all candidates conform to these requirements.

Of the 12 director candidates, the 9 candidates for outside Director have management experience and demonstrated performance, and expertise in various fields including technology, possess an international orientation, and have been judged adequately able to fulfill the roles of determining the fundamental management policies of Sony Group and overseeing the management of Sony Group’s business operations. In addition, as of the date of this proposal, each of the 9 candidates for outside Director conforms to the requirements for independence as set out in the Listing Standards of the Tokyo Stock Exchange, where the shares of the Corporation are listed, and the Corporation has made a filing with the Tokyo Stock Exchange indicating that each of them will be an independent director. The 2 candidates for Director who will concurrently serve as Corporate Executive Officers satisfy the qualification that they shall, in their roles as Corporate Executive Officers, be those responsible for determining the fundamental policies and strategies regarding the management and governance of Sony Group.

All Directors Qualifications:

(1)	Shall not be a director, a statutory auditor, a corporate executive officer, a general manager or other employees of any company in competition with Sony Group in any of Sony Group’s principal businesses (hereinafter referred to as “Competing Company”) or own three percent (3%) or more of the shares of any Competing Company.

(2)	Shall not be or have been a representative partner or partner of any independent auditor of Sony Group during the past three (3) years before being nominated as a Director.

(3)	Shall not have any connection with any matter that may cause a material conflict of interest in performing the duties of a Director.

Outside Directors Qualifications:

(1)	Shall not have received directly from Sony Group, during any consecutive twelve-month (12 month) period within the last three (3) years, more than an amount equivalent to one hundred twenty thousand United States dollars (US$120,000), other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(2)	Shall not be a director, a statutory auditor, a corporate executive officer, a general manager or other employees of any company whose aggregate amount of transactions with Sony Group, in any of the last three (3) fiscal years, exceeds the greater of an amount equivalent to one million United States dollars (US$1,000,000), or two percent (2%) of the annual consolidated sales of such company.

(3)	Shall not be, or shall not have been, a director engaged in the business operation, a corporate executive officer, an accounting counselor, a general manager or other employees of the Corporation or its subsidiaries.

Name		Current Responsibility as a Director	Record of attendance at the Board of Directors Meetings
1. Kazuo Hirai	Reappointment	Member of the Nominating Committee	100% (10/10)
2. Kenichiro Yoshida	Reappointment	Member of the Nominating Committee Member of the Compensation Committee	100% ( 7/ 7)*
3. Kanemitsu Anraku	Reappointment Candidate for outside Director	Member of the Audit Committee	100% (10/10)
4. Osamu Nagayama	Reappointment Candidate for outside Director	Chairman of the Board Chair of the Nominating Committee	100% (10/10)
5. Takaaki Nimura	Reappointment Candidate for outside Director	Chair of the Audit Committee	100% (10/10)
6. Eikoh Harada	Reappointment Candidate for outside Director	Chair of the Compensation Committee	100% (10/10)
7. Joichi Ito	Reappointment Candidate for outside Director	Member of the Nominating Committee	90% ( 9/10)
8. Tim Schaaff	Reappointment	Member of the Nominating Committee	100% (10/10)
9. Kazuo Matsunaga	Reappointment Candidate for outside Director	Member of the Audit Committee	100% ( 7/ 7)*
10. Koichi Miyata	Reappointment Candidate for outside Director	Member of the Nominating Committee	100% ( 7/ 7)*
11. John V. Roos	Reappointment Candidate for outside Director	Member of the Nominating Committee	100% ( 7/ 7)*
12. Eriko Sakurai	Reappointment Candidate for outside Director	Member of the Compensation Committee	100% ( 7/ 7)*

The candidates for Director are as follows:

Notes:

1.	Above responsibilities of each candidate for Director have been assigned until the conclusion of this Meeting.
2.	Since Mr. Yoshida, Mr. Matsunaga, Mr. Miyata, Mr. Roos and Ms. Sakurai were newly elected at the Ordinary General Meeting of Shareholders held on June 19, 2014, the number of Board meetings they were eligible to attend is different from other directors.
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1. Kazuo Hirai	Reappointment

As the Chief Executive Officer of Sony Group, this candidate is responsible for overall management of the entire Group. Since 2012, he has served as a Director who concurrently serves as a Corporate Executive Officer of the Corporation.
Responsibility as a Director	Member of the Nominating Committee
Date of Birth	December 22, 1960
Number of Years Served as a Director	3 years
Number of the Corporation’s Shares Held	9,800 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1984	Joined CBS/Sony Inc. (currently Sony Music Entertainment (Japan) Inc.)
July 1996	Executive Vice President and Chief Operating Officer, Sony Computer Entertainment America LLC
October 1997	Corporate Executive Officer, Sony Computer Entertainment Inc.
April 1999	President and Chief Operating Officer, Sony Computer Entertainment America LLC
August 2003	President and Chief Executive Officer, Sony Computer Entertainment America LLC
December 2006	President and Group Chief Operating Officer, Sony Computer Entertainment Inc. Chairman, Sony Computer Entertainment America LLC
June 2007	President and Group Chief Executive Officer, Sony Computer Entertainment Inc.
April 2009	Executive Vice President, Corporate Executive Officer, Sony Corporation
April 2011	Executive Deputy President, Representative Corporate Executive Officer, Sony Corporation
September 2011	Chairman, Sony Computer Entertainment Inc.
April 2012	President and Chief Executive Officer, Representative Corporate Executive Officer, Sony Corporation (present)
June 2012	Director, Sony Corporation (present)

2. Kenichiro Yoshida	Reappointment

Of the headquarters functions, this candidate is responsible for Corporate Planning and Control, Corporate Strategy, Accounting, Tax, Finance, Investor Relations, Disclosure Controls, Information Systems, Internal Audit and SOX 404 management. Since 2014, he has served as a Director who concurrently serves as a Corporate Executive Officer of the Corporation.
Responsibility as a Director	Member of the Nominating Committee Member of the Compensation Committee
Date of Birth	October 20, 1959
Number of Years Served as a Director	1 year
Number of the Corporation’s Shares Held	18,900 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1983	Joined Sony Corporation
July 2000	Joined Sony Communication Network Corporation (currently So-net Corporation)
May 2001	Senior Vice President, So-net Corporation
April 2005	President and Representative Director, So-net Corporation
December 2013	Executive Vice President, Chief Strategy Officer and Deputy Chief Financial Officer, Corporate Executive Officer, Sony Corporation
April 2014	Executive Vice President and Chief Financial Officer, Representative Corporate Executive Officer, Sony Corporation
June 2014	Director, Sony Corporation (present)
April 2015	Executive Deputy President and Chief Financial Officer, Representative Corporate Executive Officer, Sony Corporation (present)

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3. Kanemitsu Anraku	Reappointment
Candidate for outside Director

In addition to experience in managing manufacturing companies as well as global companies, this candidate has extensive knowledge of finance and accounting. Since 2010, he has served as an outside Director of the Corporation.
Responsibility as a Director	Member of the Audit Committee
Date of Birth	April 21, 1941
Number of Years Served as a Director	5 years
Number of the Corporation’s Shares Held	4,300 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1964	Joined Nissan Motor Co., Ltd.
June 1993	Director, Nissan Motor Co., Ltd.
June 1997	Managing Director, Nissan Motor Co., Ltd.
May 1999	Executive Vice President, Nissan Motor Co., Ltd.
April 2000	Vice Chairman, Nissan Motor Co., Ltd.
April 2002	President, Nissan Real Estate Development Co., Ltd.
June 2005	Counselor, Nissan Real Estate Development Co., Ltd.
June 2007	Outside Director, Mizuho Financial Group, Inc. (present)
June 2010	Director, Sony Corporation (present)

4. Osamu Nagayama	Reappointment
Candidate for outside Director

This candidate has extensive insight and experience in managing global companies. Since 2010, he has served as an outside Director of the Corporation.
Responsibility as a Director	Chairman of the Board Chair of the Nominating Committee
Date of Birth	April 21, 1947
Number of Years Served as a Director	5 years
Number of the Corporation’s Shares Held	3,000 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1971	Joined The Long-Term Credit Bank of Japan, Limited
November 1978	Joined Chugai Pharmaceutical Co., Ltd.
March 1985	Member of the Board, Chugai Pharmaceutical Co., Ltd.
March 1987	Director and Senior Vice President, Chugai Pharmaceutical Co., Ltd
March 1989	Representative Director and Deputy President, Chugai Pharmaceutical Co., Ltd.
September 1992	Representative Director, President and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.
January 2006	Member of Enlarged Corporate Executive Committee, F. Hoffmann-La Roche Ltd. (present)
June 2010	Director, Sony Corporation (present)
March 2012	Representative Director, Chairman and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd. (present)

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5. Takaaki Nimura	Reappointment
Candidate for outside Director

In addition to auditing experience, expertise in internal controls and procedures, and international expertise as a certified public accountant, this candidate’s experience includes the management of an auditing firm. Since 2012, he has served as an outside Director of the Corporation.
Responsibility as a Director	Chair of the Audit Committee
Date of Birth	October 25, 1949
Number of Years Served as a Director	3 years
Number of the Corporation’s Shares Held	900 shares

Brief Personal History and Principal Business Activities Outside the Corporation

October 1974	Joined Arthur Young & Co., Tokyo Office
October 1980	Transferred to Asahi & Co., Osaka Office
October 1983	Transferred to Arthur Young, Los Angeles Office
May 1989	Partner, Asahi Shinwa & Co.
July 1993	Joined Showa Ota & Co.
May 1997	Senior Partner, Showa Ota & Co.
August 2008	Executive Board Member, Ernst & Young ShinNihon LLC
June 2012	Director, Sony Corporation (present)

6. Eikoh Harada	Reappointment
Candidate for outside Director

This candidate has experience in various global companies as well as extensive insight in information technology and consumer businesses. Since 2013, he has served as an outside Director of the Corporation.
Responsibility as a Director	Chair of the Compensation Committee
Date of Birth	December 3, 1948
Number of Years Served as a Director	2 years
Number of the Corporation’s Shares Held	1,000 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1972	Joined NCR Japan, Ltd.
November 1980	Joined Yokogawa-Hewlett-Packard Company
January 1983	Director, Schlumberger Group
October 1994	Director, Apple Japan, Inc.
April 1997	President, Apple Japan, Inc. Vice President, Apple Computer, Inc.
March 2005

Chairman, President and Chief Executive Officer, Representative Director, McDonald’s Holdings Company (Japan), Ltd.

Chairman, President and Chief Executive Officer, Representative Director, McDonald’s Company (Japan), Ltd.

June 2013	Director, Sony Corporation (present) Director, Benesse Holdings, Inc.
March 2014	Chairman, Director, McDonald’s Holdings Company (Japan), Ltd. Chairman, Director, McDonald’s Company (Japan), Ltd.
June 2014	Representative Director, Chairman and CEO, Benesse Holdings, Inc. (present)
October 2014	Representative Director and CEO, Benesse Corporation (present)

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7. Joichi Ito	Reappointment
Candidate for outside Director

In addition to experience as a founder of internet-related companies and a venture capitalist, this candidate has a profound knowledge of open innovation. Since 2013, he has served as an outside Director of the Corporation.
Responsibility as a Director	Member of the Nominating Committee
Date of Birth	June 19, 1966
Number of Years Served as a Director	2 years
Number of the Corporation’s Shares Held	－

Brief Personal History and Principal Business Activities Outside the Corporation

August 1995	Co-founder, Chief Executive Officer, Digital Garage, Inc.
December 1999	Chief Executive Officer, Neoteny Co., Ltd. (present)
August 2006	Director, CGM Marketing, Inc. (currently BI. Garage, Inc.) (present)
September 2006	Director, Digital Garage, Inc. (present)
December 2008	Outside Director, Tucows Inc. (present)
April 2011	Director, MIT Media Lab, Massachusetts Institute of Technology (present)
June 2012	Outside Director, The New York Times Company (present)
June 2013	Director, Sony Corporation (present)

8. Tim Schaaff	Reappointment

In addition to expertise in software technology and network services, this candidate has experience in leading the network services business in Sony. Since 2013, he has served as a non-executive Director of the Corporation.
Responsibility as a Director	Member of the Nominating Committee
Date of Birth	December 5, 1959
Number of Years Served as a Director	2 years
Number of the Corporation’s Shares Held	5,000 shares

Brief Personal History and Principal Business Activities Outside the Corporation

December 1982	Joined New England Digital Corporation
July 1991	Joined Apple Computer, Inc.
1998	Vice President, Apple Computer, Inc.
December 2005	Senior Vice President, Sony Corporation of America
November 2006	Deputy President, Technology Development Group, Sony Corporation
June 2008	President, Sony Media Software and Services Inc.
December 2009	President, Sony Network Entertainment International LLC
June 2013	Director, Sony Corporation (present)
January 2014	Independent startup advisor (present)

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9. Kazuo Matsunaga	Reappointment
Candidate for outside Director

This candidate has extensive insight and experience in global industry and administration through his career at Ministry of Economy, Trade and Industry. Since 2014, he has served as an outside Director of the Corporation.
Responsibility as a Director	Member of the Audit Committee
Date of Birth	February 28, 1952
Number of Years Served as a Director	1 year
Number of the Corporation’s Shares Held	300 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1974	Joined Ministry of International Trade and Industry (currently Ministry of Economy, Trade and Industry (“METI”))
June 2004	Director-General, Nuclear and Industrial Safety Agency, METI
September 2005	Assistant Vice-Minister, Minister’s Secretariat, METI
July 2006	Deputy Vice-Minister, Minister’s Secretariat, METI
July 2008	Director-General, Economic and Industrial Policy Bureau, METI
July 2010	Vice-Minister of Economy, Trade and Industry, METI
March 2012	Advisor, Sompo Japan Insurance Inc. (currently Sompo Japan Nipponkoa Insurance Inc.) (present)
April 2012	Specially-appointed Professor, Graduate School of International Corporate Strategy, Hitotsubashi University (present)
June 2013	Outside Director, Sumitomo Corporation (present)
Outside Director, Takasago Thermal Engineering Co., Ltd. (present)
June 2014	Director, Sony Corporation (present)
Outside Director, Hashimoto Sogyo Co., Ltd. (present)
President, Japan Cooperation Center for the Middle East (present)

* Takasago Thermal Engineering Co., Ltd., where Mr. Kazuo Matsunaga is an outside director, had been accused on suspicion of violation of the antitrust laws with regard to bids for the utility work for the Hokuriku Shinkansen line. The alleged actions that led to these accusations occurred before he assumed his position. However, after he joined the company, he recommended necessary measures to pursue the cause and prevent recurrence of these actions at the company’s meetings of the board of directors.

10. Koichi Miyata	Reappointment
Candidate for outside Director

This candidate has extensive insight and expertise regarding bank management. Since 2014, he has served as an outside Director of the Corporation.
Responsibility as a Director	Member of the Nominating Committee
Date of Birth	November 16, 1953
Number of Years Served as a Director	1 year
Number of the Corporation’s Shares Held	－

Brief Personal History and Principal Business Activities Outside the Corporation

April 1976	Joined The Mitsui Bank, Ltd.
June 2003	Executive Officer, Sumitomo Mitsui Banking Corporation
October 2006	Managing Executive Officer, Sumitomo Mitsui Banking Corporation
April 2009	Director and Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation
April 2010	Senior Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc.
June 2010	Director, Sumitomo Mitsui Financial Group, Inc.
April 2011	Director and President, Sumitomo Mitsui Financial Group, Inc. (present)
Director, Sumitomo Mitsui Banking Corporation (present)
June 2014	Director, Sony Corporation (present)

* The Corporation has borrowed money from Sumitomo Mitsui Banking Corporation (“SMBC”), where Mr. Koichi Miyata is a director. The balance of borrowings from SMBC (as of March 31, 2015, 115 billion yen) is 0.2% of the total loan balance of SMBC and he meets our qualifications for outside Director.

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11. John V. Roos	Reappointment
Candidate for outside Director

In addition to a wealth of experience as a corporate and securities lawyer, chief executive officer at a leading technology law firm, and advisor to major Silicon Valley companies, this candidate is well-versed in business, government affairs and foreign relations, including as the former United States Ambassador to Japan. Since 2014, he has served as an outside Director of the Corporation.
Responsibility as a Director	Member of the Nominating Committee
Date of Birth	February 14, 1955
Number of Years Served as a Director	1 year
Number of the Corporation’s Shares Held	－

Brief Personal History and Principal Business Activities Outside the Corporation

October 1980	Associate, O’Melveny and Myers LLP
February 1985	Associate, Wilson Sonsini Goodrich & Rosati
February 1988	Partner, Wilson Sonsini Goodrich & Rosati
February 2000	Managing Director of Professional Services, Wilson Sonsini Goodrich & Rosati
February 2005	Chief Executive Officer, Wilson Sonsini Goodrich & Rosati
August 2009	United States Ambassador to Japan
September 2013	Outside Director, Salesforce.com, inc. (present)
October 2013	Chief Executive Officer, The Roos Group, LLC (present)
December 2013	Member of Global Advisory Board, Mitsubishi UFJ Financial Group, Inc. (present)
April 2014	Senior Advisor, Centerview Partners LLC (present)
June 2014	Director, Sony Corporation (present)

12. Eriko Sakurai	Reappointment
Candidate for outside Director

This candidate has extensive insight and experience in managing global companies. Since 2014, she has served as an outside Director of the Corporation.
Responsibility as a Director	Member of the Compensation Committee
Date of Birth	November 16, 1960
Number of Years Served as a Director	1 year
Number of the Corporation’s Shares Held	－

Brief Personal History and Principal Business Activities Outside the Corporation

June 1987	Joined Dow Corning Corporation
May 2008	Director, Dow Corning Toray Co., Ltd.
March 2009	Chairman and Chief Executive Officer, Representative Director, Dow Corning Toray Co., Ltd. (present)
May 2011	Regional President - Japan/Korea, Dow Corning Corporation (present)
June 2014	Director, Sony Corporation (present)

Note:	The Corporation has concluded agreements limiting the liability of the 9 director candidates, each of whom is currently an outside Director. If both proposal 1 and the election of Mr. Schaaff in proposal 2 are approved, the Corporation plans to conclude such an agreement with him. For a summary of the limited liability agreement, please refer to page 15.

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3. To issue Stock Acquisition Rights for the purpose of granting stock options.

It is proposed that the Corporation will issue stock acquisition rights to corporate executive officers and employees of the Corporation, and directors and employees of subsidiaries of the Corporation, for the purpose of granting stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Companies Act of Japan, and that the Corporation will delegate the determination of the terms of such stock acquisition rights to the Board of Directors of the Corporation.

In connection with this agenda, no such stock acquisition rights will be issued to outside directors of the Corporation.

I. The reason the Corporation needs to issue stock acquisition rights on favorable terms.

The Corporation will issue stock acquisition rights to corporate executive officers and employees of the Corporation, and directors and employees of subsidiaries of the Corporation, for the purpose of giving them an incentive to contribute towards the improvement of the business performance of the Corporation and of its group companies (collectively the “Group”) and thereby improving the business performance of the Group by making the economic interest which such directors, corporate executive officers or employees will receive correspond to the business performance of the Group.

II. Terms and conditions of the stock acquisition rights (“Stock Acquisition Rights”), the concrete terms of which the Board of Directors of the Corporation may determine pursuant to the delegation of such determination upon approval at the Meeting.

1. Maximum Limit of Aggregate Numbers of Stock Acquisition Rights

Not exceeding 27,500.

2. Payment in exchange for Stock Acquisition Rights

Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

3. Matters regarding Stock Acquisition Rights

(1) Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be shares of common stock, and the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (the “Number of Granted Shares”) shall be 100 shares.

The aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed 2,750,000 shares of common stock of the Corporation (the “Common Stock”). However, in the event that the Number of Granted Shares is adjusted pursuant to (2) below, the aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed the number obtained by multiplying the Number of Granted Shares after adjustment by the maximum limit of the aggregate number of Stock Acquisition Rights as prescribed in 1. above.

(2) Adjustment of Number of Granted Shares

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or a consolidation of the Common Stock after the date of a resolution of the Meeting, the Number of Granted Shares shall be adjusted in accordance with the following formula:

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	x	Ratio of split or consolidation

Any fraction less than one (1) share resulting from the adjustment shall be disregarded.

(3) Amount of Assets to be Contributed upon Exercise of Stock Acquisition Rights

The amount of assets to be contributed upon exercise of each Stock Acquisition Right shall be the

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amount obtained by multiplying the amount to be paid per share to be issued or transferred upon exercise of Stock Acquisition Rights (the “Exercise Price”), which is provided below, by the Number of Granted Shares.

(i) Initial Exercise Price

The Exercise Price shall initially be as follows:

(A)	Stock Acquisition Rights with Exercise Price Denominated in Yen

The Exercise Price shall initially be the average of the closing prices of the Common Stock in the regular trading thereof on the Tokyo Stock Exchange (each the “Closing Price”) for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than either (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (b) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the higher price of (a) or (b) above.

(B)	Stock Acquisition Rights with Exercise Price Denominated in U.S. Dollars

The Exercise Price shall initially be the U.S. dollar amount obtained by dividing the average of the Closing Prices for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (the “Reference Yen Price”) by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (the “Reference Exchange Rate”) (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than either (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price, or (b) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the U.S. dollar amount obtained by dividing the higher price of (a) or (b) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent).

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(ii) Adjustment of Exercise Price

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or a consolidation of the Common Stock after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen or one (1) cent resulting from the adjustment shall be rounded up to the nearest one (1) yen or one (1) cent, respectively.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1
Ratio of split or consolidation

In addition, in the case of a merger with any other company, corporate split or reduction of the amount of capital of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted appropriately to the extent reasonable.

(4) Period during which Stock Acquisition Rights May be Exercised

The period during which Stock Acquisition Rights may be exercised will be the period from the day on which one (1) year has passed from the allotment date of Stock Acquisition Rights to the day on which ten (10) years have passed from such allotment date.

(5) Conditions for the Exercise of Stock Acquisition Rights

(i) No Stock Acquisition Right may be exercised in part.

(ii) In the event of a resolution being passed at a general meeting of shareholders of the Corporation for an agreement for any consolidation, amalgamation or merger (other than a consolidation, amalgamation or merger in which the Corporation is the continuing corporation), or in the event of a resolution being passed at a general meeting of shareholders of the Corporation (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Corporation) for any agreement for share exchange (kabushiki-kokan) or any plan for share transfer (kabushiki-iten) pursuant to which the Corporation is to become a wholly-owned subsidiary of another corporation, Stock Acquisition Rights may not be exercised on and after the effective date of such consolidation, amalgamation or merger, such share exchange (kabushiki-kokan) or such share transfer (kabushiki-iten).

(iii) Conditions for the exercise of Stock Acquisition Rights other than the conditions referred to above shall be determined by the Board of Directors of the Corporation.

(6) Mandatory Repurchase of Stock Acquisition Rights

Not applicable.

(7)	Matters concerning the Amount of Capital and the Additional Paid-in Capital Increased by the Issuance of Shares upon Exercise of Stock Acquisition Rights

(i) The amount of capital increased by the issuance of shares upon exercise of Stock Acquisition Rights shall be the amount obtained by multiplying the maximum limit of capital increase, as calculated in accordance with the provisions of Paragraph 1, Article 17 of the Company Accounting Ordinance of Japan, by 0.5, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

(ii) The amount of additional paid-in capital increased by the issuance of shares upon exercise of Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, as provided in (i) above, from the maximum limit of capital increase, as also provided in (i) above.

(8) Restrictions on the Acquisition of Stock Acquisition Rights through Transfer

The Stock Acquisition Rights cannot be acquired through transfer, unless such acquisition is expressly approved by the Board of Directors of the Corporation.

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Notes:

1.	For a summary of the Stock Acquisition Rights issued by the Corporation in the past, please refer to pages 15 to 17. In light of the granting purpose (contributing to the improvement of the mid- and long-term business performance of Sony Group and thereby improving such business performance of Sony Group), the exercise of Stock Acquisition Rights is restricted during the above mentioned period (a one-year period from the allotment date of the Stock Acquisition Rights), and the Allocation Agreement provides restrictions on the exercise of Stock Acquisition Rights such as a limitation on the number of exercisable Stock Acquisition Rights (in general, one-third of the total number of the allocated Stock Acquisition Rights will be vested and exercisable each year after the restricted period, and all of the allocated Stock Acquisition Rights will be exercisable on and after the date on which three (3) years have passed from the allotment date of the Stock Acquisition Rights), eligibility rules and others. The Corporation intends that Stock Acquisition Rights issued by the Corporation in the future will be under the same restrictions as the Stock Acquisition Rights issued in the past.
2.	The maximum limit of the aggregate number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights is 2,750,000, which represents 0.24 percent of the total shares outstanding as of March 31, 2015. The total of such number of shares and the maximum aggregate number of shares to be issued or transferred upon the exercise of all outstanding stock acquisition rights for the purpose of granting stock options is 19,162,400, which represents 1.64 percent of the total shares outstanding as of March 31, 2015.

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[For Reference]

Outline of Limited Liability Agreement

Pursuant to the Articles of Incorporation, the Corporation entered into the Limited Liability Agreement with all 9 outside Directors (who are defined under the Companies Act of Japan as individuals who have been in a director position of the Corporation after the date following the last annual shareholders meeting, including individuals who resigned on or before the end of the fiscal year ended March 31, 2015).

A summary of that Agreement is as follows:

(1) In a case where the outside Director is liable to the Corporation after the execution of this Agreement for damages caused by the negligence of his/her duties as a director of the Corporation pursuant to Article 423, Paragraph 1 of the Companies Act, such liabilities shall be limited to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in Article 425, Paragraph 1 of the Companies Act only where the outside Director acted in good faith without any gross negligence in performing his/her duties.

(2) In a case where the outside Director is reelected as an outside Director of the Corporation and reassumes his/her office as such on the expiration of the term of his/her office as an outside Director of the Corporation, this Agreement shall continue to be effective after the reelection and re-assumption without any action or formality.

Summary of Stock Acquisition Rights (SARs) issued by the Corporation in the past (outstanding as of March 31, 2015)

Name (Date of issuance)	Exercise period	Total number of SARs issued	Number of shares to be issued or transferred	Exercise price	Percentage of SARs exercised
The tenth series of Common Stock Acquisition Rights (November 17, 2005)	November 17, 2006 ~ November 16, 2015	7,220	722,000 Common Stock	¥ 4,060	13.7%
The eleventh series of Common Stock Acquisition Rights (November 17, 2005)	November 18, 2005 ~ November 17, 2015	7,880	788,000 Common Stock	U.S.$ 34.14	29.6%
The twelfth series of Common Stock Acquisition Rights (November 16, 2006)	November 16, 2006 ~ November 15, 2016	7,607	760,700 Common Stock	¥ 4,756	1.5%
The thirteenth series of Common Stock Acquisition Rights (November 16, 2006)	November 17, 2006 ~ November 16, 2016	10,145	1,014,500 Common Stock	U.S.$ 40.05	7.0%
The fourteenth series of Common Stock Acquisition Rights (November 14, 2007)	November 14, 2007 ~ November 13, 2017	5,312	531,200 Common Stock	¥ 5,514	_
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Name (Date of issuance)	Exercise period	Total number of SARs issued	Number of shares to be issued or transferred	Exercise price	Percentage of SARs exercised
The fifteenth series of Common Stock Acquisition Rights (November 14, 2007)	November 14, 2007 ~ November 13, 2017	11,269	1,126,900 Common Stock	U.S.$ 48.15	_
The sixteenth series of Common Stock Acquisition Rights (November 18, 2008)	November 18, 2009 ~ November 17, 2018	5,781	578,100 Common Stock	¥ 2,987	0.3%
The seventeenth series of Common Stock Acquisition Rights (November 18, 2008)	November 18, 2009 ~ November 17, 2018	10,661	1,066,100 Common Stock	U.S.$ 30.24	4.5%
The eighteenth series of Common Stock Acquisition Rights (December 9, 2009)	December 9, 2010 ~ December 8, 2019	4,885	488,500 Common Stock	¥ 2,595	13.0%
The nineteenth series of Common Stock Acquisition Rights (December 9, 2009)	December 9, 2010 ~ December 8, 2019	11,702	1,170,200 Common Stock	U.S.$ 29.56	0.8%
The twentieth series of Common Stock Acquisition Rights (November 18, 2010)	November 18, 2011 ~ November 17, 2020	6,051	605,100 Common Stock	¥ 2,945	5.1%
The twenty-first series of Common Stock Acquisition Rights (November 18, 2010)	November 18, 2011 ~ November 17, 2020	12,064	1,206,400 Common Stock	U.S.$ 35.48	_
The twenty-second series of Common Stock Acquisition Rights (November 22, 2011)	November 22, 2012 ~November 21, 2021	4,391	439,100 Common Stock	\ 1,523	41.0%
The twenty-third series of Common Stock Acquisition Rights (November 22, 2011)	November 22, 2012 ~November 21, 2021	11,900	1,190,000 Common Stock	U.S.$ 19.44	16.3%
The twenty-fourth series of Common Stock Acquisition Rights (December 4, 2012)	December 4, 2013 ~ December 3, 2022	4,761	476,100 Common Stock	\ 932	29.3%
The twenty-fifth series of Common Stock Acquisition Rights (December 4, 2012)	December 4, 2013 ~ December 3, 2022	7,746	774,600 Common Stock	U.S.$ 11.23	19.4%
The twenty-sixth series of Common Stock Acquisition Rights (November 20, 2013)	November 20, 2014 ~ November 19, 2023	8,264	826,400 Common Stock	\ 2,007	_
The twenty-seventh series of Common Stock Acquisition Rights (November 20, 2013)	November 20, 2014 ~ November 19, 2023	8,890	889,000 Common Stock	U.S.$ 20.01	6.2%
The twenty-eighth series of Common Stock Acquisition Rights (November 20, 2014)	November 20, 2015 ~ November 19, 2024	8,604	860,400 Common Stock	\ 2,410.5	_
The twenty-ninth series of Common Stock Acquisition Rights (November 20, 2014)	November 20, 2015 ~ November 19, 2024	8,991	899,100 Common Stock	U.S.$ 20.67	_

Note: All series of Stock Acquisition Rights were issued for the purpose of granting stock options. No cash payment was required for the allocation.

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(1)	Stock Acquisition Rights held by Directors and Corporate Executive Officers of the Corporation (as of

March 31, 2015)

Name	Directors (Excluding Outside Directors) and Corporate Executive Officers		Outside Directors
	Number of shares to be issued or transferred	Number of holders	Number of shares to be issued or transferred	Number of holders
The tenth series of Common Stock Acquisition Rights	38,400	5	－	－
The twelfth series of Common Stock Acquisition Rights	17,200	4	－	－
The thirteenth series of Common Stock Acquisition Rights	24,000	1	－	－
The fourteenth series of Common Stock Acquisition Rights	18,500	4	－	－
The fifteenth series of Common Stock Acquisition Rights	30,000	1	－	－
The sixteenth series of Common Stock Acquisition Rights	27,800	5	－	－
The seventeenth series of Common Stock Acquisition Rights	30,000	1	－	－
The eighteenth series of Common Stock Acquisition Rights	41,000	5	－	－
The nineteenth series of Common Stock Acquisition Rights	50,000	1	－	－
The twentieth series of Common Stock Acquisition Rights	51,000	5	3,600	2
The twenty-first series of Common Stock Acquisition Rights	50,000	1	－	－
The twenty-second series of Common Stock Acquisition Rights	72,000	5	－	－
The twenty-third series of Common Stock Acquisition Rights	80,000	1	－	－
The twenty-fourth series of Common Stock Acquisition Rights	98,000	5	－	－
The twenty-fifth series of Common Stock Acquisition Rights	200,000	1	－	－
The twenty-sixth series of Common Stock Acquisition Rights	140,000	6	－	－
The twenty-seventh series of Common Stock Acquisition Rights	200,000	1	－	－
The twenty-eighth series of Common Stock Acquisition Rights	205,000	6	－	－
The twenty-ninth series of Common Stock Acquisition Rights	100,000	1	－	－

(2) Stock Acquisition Rights allocated to employees and others by the Corporation during the fiscal year ended March 31, 2015

The details of these Stock Acquisition Rights are mentioned in the twenty-eighth and twenty-ninth series of Common Stock Acquisition Rights above.

Stock Acquisition Rights allocated to employees of the Corporation, directors and employees of the Corporation’s subsidiaries

Name	Employees of the Corporation		Directors and employees of the Corporation’s subsidiaries
	Number of shares to be issued or transferred	Number of persons allocated	Number of shares to be issued or transferred	Number of persons allocated
The twenty-eighth series of Common Stock Acquisition Rights	306,800	158	323,600	203
The twenty-ninth series of Common Stock Acquisition Rights	1,000	1	811,000	556

Dated: May 28, 2015

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